Room 4561
								December 30, 2005

Mr. Alexander Gersh
Chief Financial Officer
NDS Group plc
One London Road
Staines, Middlesex TW18 4EX
United Kingdom

Re:	NDS Group plc
Form 10-KSB for Fiscal Year Ended June 30, 2005
		File No. 0-30364

Dear Mr. Gersh:

      We have reviewed your responses to the comments raised in our letter dated November 30, 2005 and have the following comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior comment 3

1. In order for us to fully consider your response to prior comment 3 please provide the following information related to the arrangements you have described. Please tell us the following:

a. Your response suggests that security maintenance services and replacement smart cards are a part of these arrangements (i.e., as a package), however, you deem these elements to be "separate contracts". Tell us your accounting basis for determining how these elements are separate contracts and how you have considered these separate contracts under the guidance of TPA 5100.39. See paragraph
2 of EITF 00-21.

b. Clarify how you apply EITF 00-21 in allocating the fees to each element included in an arrangement with your customers. Identify all deliverables included in an initial contract and in subsequent deliverables. Your response does not address how you account for the
PCS that is sold for the conditional access software (i.e., initial contract). See your response to prior comment no. 1(d)(iii) of your
October 12, 2005 letter. Provide us with your analysis under paragraphs 4(a)(iii) and 9 of EITF 00-21. It appears that certain deliverables are subject to SOP 97-2 and to SAB 104; therefore, an analysis under EITF 00-21 seems necessary.

Form 10-Q for the Quarter Ended September 30, 2005

2. We note that on page E-5 of the transcript of your November 1, 2005 conference call (filed as an exhibit to Form 8-K filed on November 3, 2005) you appear to have discussed a reclassification of
$13 million in labor costs to cost of sales from research and development expense in the current quarter. According to the transcript, your intent was to "explain some different treatment of certain costs" in the current year versus their treatment in the prior year and to permit users to compare the periods on an "apples-to-apples" basis. Please tell us why you do not appear to have discussed this change in your discussion of results of operations in the Form 10-Q for the quarter ended September 30, 2005.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3488.

      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting


cc:   	Via facsimile:  212-918-3100
      Amy Bowerman Freed, Esq.
      Hogan & Hartson L.L.P.
      875 Third Avenue
      New York, NY  10022
Mr. Alexander Gersh
NDS Group plc
December 30, 2005
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